Steve Lin To Call Writer Directly +8610 5737 9315 steve.lin@kirkland.com	58th Floor, China World Tower A No. 1 Jian Guo Men Wai Avenue Beijing 100004, P.R. China Telephone: +8610 5737 9300 Facsimile: +8610 5737 9301 www.kirkland.com

June 16, 2023

CONFIDENTIAL

Robert Shapiro

Lyn Shenk

Rucha Pandit

Dietrich King

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jinxin Technology Holding Company

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted May 17, 2023

CIK No. 0001967631

Dear Mr. Shapiro, Ms. Shenk, Ms. Pandit and Mr. King:

On behalf of our client, Jinxin Technology Holding Company, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 31, 2023 on the Company’s amendment No.1 to draft registration statement on Form F-1 confidentially submitted on May 17, 2023 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its amendment No.2 to draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

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Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

June 16, 2023

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your response to comment 2 and reissue in part. Please revise your disclosure here and elsewhere as appropriate to specifically address how recent statements and regulatory actions by China’s government relating to education and after-school tutoring have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

In response to the Staff’s comment, the Company has revised the disclosure on the ninth paragraph of the cover page and page 44 of the Revised Draft Registration Statement.

2.	We note your response to comment 5 and reissue in part. In this regard, we note your statement that "funds can be transferred in accordance with the applicable PRC laws and regulations without limitations." Please revise your disclosure here and elsewhere as appropriate to specifically discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIE or investors. Additionally, please provide a cross-reference to your discussion of this issue in your summary risk factors, and risk factors sections.

In response to the Staff’s comment, the Company has revised the disclosure on the fifth paragraph of the cover page and pages 5 and 41 of the Revised Draft Registration Statement.

Risk Factors

A significant portion of our revenue is contributed by a limited number of key customers . . .,

3.	We note your response to comment 15 and reissue in part. Please identify by name, here and elsewhere as appropriate, the subsidiary upon whose partnership you represent you are materially dependent.

In response to the Staff’s comment, the Company has revised the disclosure on pages 27 and 84 of the Revised Draft Registration Statement.

We are subject to the oversight of the CAC and it is unclear how such oversight may impact us . ..,

4.	We note your response to comment 17 and reissue. Please affirmatively state whether or not you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 45 of the Revised Draft Registration Statement.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

June 16, 2023

It may be difficult for U.S. regulatory bodies to conduct investigation or inspections of our operations in China . . ., page 46

5.	We note your response to comment 26 and reissue in part. Please revise your disclosure here and elsewhere as appropriate to (i) affirmatively state that you have one or more directors, officers or members of senior management located in the PRC or Hong Kong and (ii) identify the relevant individuals.

In response to the Staff’s comment, the Company has revised the disclosure on pages 46 and 67 of the Revised Draft Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year ended December 31, 2022 compared to year ended December 31, 2021

Net Revenues, Revenue from individual users, page 78

6.	We note your revised disclosure regarding changes in pricing for various subscription plans in response to comment 20. Your discussion does not quantify changes in the number of paying subscribers for these subscription plans or attributed to the introduction of new product offerings. Please quantify changes in the number of subscribers for your various subscription plans and pricing levels, and the correlation to the increase in revenue from individual paying learners in 2022. Referencing the expansion of the scope of your product offerings in 2022 attracting more users, discuss and quantify how the introduction of new product offerings resulted in additional paying subscribers. For example, consider discussing the expansion of product offerings in terms of the types and quantities accessible on your "smart digital apps" and digital content which are available to paying subscribers as disclosed on pages 96 and F-18. Refer to Item 5A.1 of Form 20-F as referenced from Item 4a of Form F-1.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page 80 of the Revised Registration Statement to address the Staff’s comment. However, the Company respectfully requests not to further quantify the individual factors that contribute to the increase in paying users or subscription revenue from users, given that (i) the increase in the number of paying users was driven by a combination of factors, including the shift in the learning mode, introduction of new product offerings and change in the listed price, while the Company does not quantify or differentiate each individual contirbutor, and (ii) the Company only tracks the net change in subscription revenue in its ordinary course of business but is unable to quantify the proportion of its revenue growth that is attributable to changes in the number of paying users, as opposed to other contributing factors such as changes in the volume of subscriptions, expansion of product offerings or increase of pricing levels.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

June 16, 2023

Operating Expenses

General and administrative expenses, page 80

7.	You disclose reductions in employee headcount as part of your restructuring plans related to staff optimization and cost reduction efforts in response to comment 21, but do not quantify the impact on your results of operations. Please revise your disclosure to quantify the variances in key components of general and administrative expenses driving the approximate 56% decrease and the impact on your results of operations for the year ended December 31, 2022. Refer to Item 5A of Form 20-F as referenced from Item 4a of Form F-1.

In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Revised Draft Registration Statement.

General

8.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

***

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

June 16, 2023

If you have any questions regarding the Revised Draft Registration Statement, please contact me at steve.lin@kirkland.com, + 86 10 5737 9315 (work) or +86 18610495593 (cell), or Justin Zhou at justin.zhou@kirkland.com, + 86 10 5737 9323 (work) or +86 18614200658 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin
Steve Lin

Enclosure

c.c.

Jin Xu, Chairman of the Board of Directors and Chief Executive Officer, Jinxin Technology Holding Company

Jun Jiang, Director and Chief Operating Officer, Jinxin Technology Holding Company

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Justin Zhou, Esq., Partner, Kirkland & Ellis International LLP

Patrick Wong, Partner, WWC Professional Corporation Limited

Ying Li, Esq., Partner, Hunter Taubman Fischer & Li LLC

Guillaume de Sampigny, Esq., Partner, Hunter Taubman Fischer & Li LLC